

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2010

Ms. Karen Colonias
Chief Financial Officer
Simpson Manufacturing Co., Inc.
5956 W. Las Positas Blvd.
Pleasanton, CA 94588

    Re: Form 10-K for Fiscal Year Ended December 31, 2009
          Filed February 26, 2010
          Definitive Proxy Statement on Schedule 14A
          Filed March 11, 2010
          Form 10-Q for Fiscal Quarter Ended March 31, 2010
          Filed May 7, 2010
          File No. 001-13429

Dear Ms. Colonias:

    We have completed our review of your filings and do not have any further comments at this time.

          Sincerely,

          Pamela Long
          Assistant Director